Filed by Diamond S Shipping Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Diamond S Shipping Inc.

Commission File No. 001-38771

Date: May 26, 2021

PRESS RELEASE

International Seaways and Diamond S Shipping Announce Expiration of HSR Waiting Period

New York, NY and Greenwich, CT – May 26, 2021 – International Seaways, Inc. (NYSE: INSW) (the “Company” or “INSW”) and Diamond S Shipping Inc. (NYSE: DSSI) (“Diamond S”) announced today that the required waiting period has expired under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”) in connection with the proposed stock-for-stock merger transaction between INSW and Diamond S. The expiration of the waiting period under the HSR Act satisfies one of the conditions to the closing of the merger. The merger, which is expected to close in the third quarter of 2021, remains subject to the approval of the shareholders of INSW and Diamond S and other customary closing conditions.

Forward-Looking Statements

This release contains forward-looking statements. In addition, the Company or Diamond S may make or approve certain statements in future filings with the Securities and Exchange Commission (SEC), in press releases, or in oral or written presentations by representatives of the Company. All statements other than statements of historical facts should be considered forward-looking statements. These matters or statements may relate to the parties’ planned merger and their plans to issue dividends, their prospects, including statements regarding vessel acquisitions, trends in the tanker markets, and possibilities of strategic alliances and investments. Forward-looking statements are based on the Company’s and Diamond S’ current plans, estimates and projections, and are subject to change based on a number of factors. Investors should carefully consider the risk factors outlined in more detail in the Annual Report on Form 10-K for 2020 for the Company and Diamond S, the Company’s and Diamond S’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, the Company’s Registration Statement on Form S-4 dated May 5, 2021 and in similar sections of other filings made by the Company and Diamond S with the SEC from time to time. Neither the Company nor Diamond S assumes any obligation to update or revise any forward-looking statements. Forward-looking statements and written and oral forward-looking statements attributable to the Company, Diamond S or their respective representatives after the date of this release are qualified in their entirety by the cautionary statements contained in this paragraph and in other reports previously or hereafter filed by the Company or Diamond S with the SEC.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between INSW and Diamond S. In connection with the proposed transaction, INSW has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of INSW and Diamond S that also constitutes a prospectus of INSW. INSW and Diamond S may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which INSW or Diamond S may file with the SEC. Investors and security holders of INSW and Diamond S are urged to read the joint proxy statement/prospectus, Form S-4 and all other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about INSW, Diamond S, the transaction and related matters. Investors are able to obtain free copies of the joint proxy statement/prospectus and Form S-4 (when available) and other documents filed with the SEC by INSW and Diamond S through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by INSW will be made available free of charge on INSW’s investor relations website at https://www.intlseas.com/investor-relations. Copies of documents filed with the SEC by Diamond S will be made available free of charge on Diamond S’ investor relations website at https://diamondsshipping.com/investor-relations.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

INSW, Diamond S and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of INSW and Diamond S securities in connection with the contemplated transaction. Information regarding these directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Form S-4 and preliminary joint proxy statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC by INSW and Diamond S. These documents will be available free of charge from the sources indicated above.

Investor Relations & Media Contact:

David Siever, International Seaways, Inc.

(212) 578-1635

dsiever@intlseas.com